Exhibit 3

GOLD and ONYX MINING COMPANY
BOARD MINUTES - April 22, 2010

The Board of Gold and Onyx Mining Company duly met on, April 22, 2010, and the following actions were approved by those present (the actions were also later ratified by those not present).

The Board resolves as follows:

1. The Board approved purchase of a new pink sheet, publicly traded company, VIKING CAPITAL GROUP, INC. Mitsunaga is authorized to do any and all things necessary to facility the purchase of this public company. It is anticipated that GOMC will place all its assets into VGCP in exchange for 131 million shares of VGCP. All of the assets and rights of GOMC are to be placed into VGCP in exchange for these shares.

2. MS ASSETS is the consultant being used to purchase assist in the purchase of VGCP. Pursuant to the Agreement between MS ASSETS and GOMC, MS ASSETS is to receive 23 million shares of VGCP, post purchase. These shares are to be issued at par value ($.001). Also, MS ASSETS is to hold a 10%, un-diluteable stake in the new company (MS ASSETS stake is un-diluteable for a period of two years). Sixteen million of the shares issued to MS Assets are for the purchase of the shell.

3. GOMC hereby issues to Phillip Martin 65 million shares of GOMC. GOMC also issues an additional 15 million shares to Michael Mitsunaga. Thus all the partners, with the exception of Brandon Martin, hold 65 million shares of GOMC. Brandon Martin holds an additional 45 million shares, for a total of 110 million shares.

4. Post merger, the shareholders of GOMC shall be issued the following amount of VGCP shares (each party's GOMC shares are being divided by 4):

1. Brandon Martin	27.5 million
2. Phillip Martin	16.25 million
3. Edward Stallings	16.25 million
4. Michael Mitsunaga	16.25 million
5. MS Assets, Inc.	23 million
6. Misc. GOMC shareholders	3 million

TOTAL	102,250,000

5. Post-merger, in order to have an adequate float, VGCP intends to issue to the officers, directors, and MS ASSETS a total of between 20 million shares (4 million each) of free-trading stock. The officers and directors are reminded that even though these shares are free-trading, there remain SEC rules regarding the sale of stock by directors and officers that must be followed. VGCP intends also to issue 8.75 million shares of free-trading stock for treasury stock. This stock is intended to be used to fund the company for the initial months, in addition to paying for surveying the land and possibly building a processing plant. The number of shares issued by GOMC, therefore, including all of the above, will be 131 million.

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6. Currently the Mineral Lease Agreement states that the claim being held as GOMC's assets is worth just under 300 million U.S. dollars. The actual value is yet to be determined, and the parties hereto agree to place into VGCP additional claims to reach a minimum of 300 million dollars of value in the event that it is determined there are less than 300 million dollars of assets on the current claim.

7. The GOMC Board agrees to allow Mitsunaga the right to use the in-ground assets of GOMC / VGCP for the purpose of a currency trading platform. The Board wishes to allow Mitsunaga the use and control of the in-ground assets for use as assets for the currency trading platform. The Board grants to Mitsunaga the exclusive right to control the in-ground assets located on the Property, for a period of at least one year, self-renewing for additional years, if either side (Mitsunaga or the Board) fails to cancel the Agreement. In exchange for the use of these assets, Mitsunaga agrees to pay GOMC or VGCP ten percent (10%) of the net return.

8. Post-merger the Board agrees that the stock certificates shall be signed by the Chief Executive Officer and either the President or Secretary.

9. Any officer or director who invests into GOMC or VGCP shall have the right to be paid or reimbursed in stock. For such purposes, the investing director or officer shall be allowed to purchase the stock for par value (.001 of a cent). This is justified especially given the fact that currently the GOMC shares are worth .0001 of a cent.

The Board hereby approves each of the above Resolutions. Those not present at the Board meeting later ratified the above Resolutions. The copies of their emails are attached hereto, showing their assent.

DATED:  April 26, 2010

/s/ Michael Mitsunaga
Michael Mitsunaga
President and Director
GOLD and ONYX MINING COMPANY

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